                              JEFFERIES GROUP, INC.

First of all, Jefferies Group, Inc. wishes to express its thanks to the Staff for taking the time to discuss the comment letter of the Staff of the Securities and Exchange Commission in respect of the Company's Form 10-K for the year ended December 31, 2005 (File No. 1-14947) on August 11, 2006. We are committed to providing the Staff with transparent and complete explanation of our business and appreciate your time and patience in bringing this matter to conclusion. Based on our conversation on August 11, 2006 the following are the responses of Jefferies Group, Inc. to the June 21, 2006 letter of the Staff. The following numbered paragraphs set forth the Staff's comments in italics and the Company's responses in normal type.

Form 10-K for Fiscal Year Ended December 31, 2005

1. We note that you provided us with each operating segment's net revenue for the last five years in response to comment one of our letter dated April 11, 2006. Please provide us with the dollar and percentage relative to net revenues of each segment's contribution margin and operating income after charges for each of the last five years. Please update your analysis of economic similarity in light of this information and the operating segments' expected long-term contribution margins as noted in your response to comment five of our letter dated December 28, 2005.

We have attached hereto as Appendix A the requested dollar and percentage relative to net revenues of each business unit's contribution margin and operating income after charges for each of the last five years.

Historical Contribution and Operating Income

Jefferies has changed a great deal over the last five to six years. We have evolved from a firm with a relatively limited focus on cash equity sales and trading to a highly integrated full service investment bank and brokerage house with a full range of services to offer our clients. We have opportunistically built each of our businesses as more fully described in our letter dated March 17, 2006 and have yet to see the full results in both revenues and operating margins. Because of the build out of many of our businesses, and in fact, the start up of several of our businesses, combined with the oftentimes arbitrary revenue allocations, we believe that the historical contribution and net operating margins are not relevant to the determination of aggregation because they are not representative of the true economic characteristics of the business units. As many parts of Jefferies have been and are currently in a growth stage, historical financial data by business is not a key economic indicator of where we expect the business to be. Having said that, based on traditional measurements of operating margins as disclosed in Appendix A, and notwithstanding the arbitrariness of our allocations, we expect that once we have fully built-out our platform and our businesses have matured, that most capital markets businesses and our overall capital markets segment will generate a contribution margin of approximately 40%. For example, with the infusion of capital into our sales and trading infrastructure to support our planned expansion of structured equity derivative products, we expect our contribution margin for sales and trading transactions may decrease to 30% over the next few years and then increase to 40% once we have the ability to "build out" the Jefferies platform. Conversely, with the

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expected maturation of the investment banking business within the next 12 to 18 months we expect our contribution margin ratios to increase from current levels to approximately 40%.

Lack of Reliable Historical Financial Information

According to FASB 131, Disclosures about Segments of an Enterprise and Related Information ("FASB 131"), in order to assess performance and make resource allocation decisions the CODM must have discrete financial information about the business component. This information must be sufficiently detailed, reliable and timely to allow the CODM to assess performance and make decisions.

The CODM does receive certain information for the different business units that comprise the Capital Markets reportable segment; however, the information is simplified, arbitrary and not representative of the economics and resource utilization of specific transactions underlying the revenue generated from various businesses:

     o We view our capital market's business as one highly integrated broker dealer/business unit that brings buyers and sellers together in order to access the capital markets. This integrated approach to servicing our institutional clients results in revenue generating activities (sales and execution) from various businesses within our Capital Markets reportable segment. The economic indicators as set forth in Appendix A do not provide the information on which the CODM assesses performance and makes resource allocation decisions by business. As discussed, we manage the businesses within our Capital Markets reportable segment based on product revenue, as reported in our 10-K under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, rather than on product revenues allocated amongst businesses ("allocated revenues"). Due to the integrated nature of our products a transaction by transaction revenue allocation analysis detailing which businesses contributed revenue to the capital markets process is not practical, effective nor helpful in the CODM's business decision making process. The cost both in terms of time and dollars to create a system to specifically allocate revenues on a deal by deal basis is prohibitive. Managing our businesses based solely or even primarily on "allocated revenues" rather than product revenues would create major conflicts amongst our investment banking and sales and trading employees and may incorrectly overstate revenue within each business. For example, if a sales and trading employee introduced his/her client to an investment banker and that investment banker managed an underwriting which generated $1 million in fees, a major conflict would result in how the product revenue should be fairly/systematically allocated amongst businesses. The sales and trading employee may believe that he/she is entitled to the majority of the revenue for the sales portion of the service and conversely the investment banker may believe that he/she is entitled to the majority of the revenue for the execution portion of the service. Currently, the allocations amongst businesses do not take the "relative value" of the sales or execution effort of any specific transaction into account. Instead, revenue is generally allocated among the applicable sales and trading business unit and the Investment Banking unit on a fixed basis regardless of actual contribution.

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     o    As indicated earlier, many of our businesses are in a start-up/ramp-up phase. We believe that the infrastructure cost to systematically allocate financial information amongst businesses while we are in the start-up/ramp-up phase for many of our operating businesses does not result in any incremental benefit as far as our decision making process and any cost far outweighs any potential benefits to us and our investors who rely on our financial information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As demonstrated by our Management's Discussion and Analysis of Financial Condition and Results of Operations section in our Form 10-K, we review and disclose our results on a product basis rather than on an operating segment basis.

Aggregation Is Consistent with the Objectives and Basic Principles of FASB 131

The objective of FASB 131 is to provide information about the different types of business activities in which Jefferies engages in order to:

o    Better understand Jefferies' performance;

o    Better assess its prospects for future net cash flows;

o    Make more informed judgments about Jefferies as a whole.

We believe that aggregation of operating segments within the Capital Markets reportable segment is acceptable in our situation because separate reporting of segment information will not add significantly to an investor's understanding of Jefferies' business units within the Capital Markets reportable segment. We feel that this approach to financial reporting is in accordance with the spirit of FASB 131 and reduces the arbitrariness involved in reporting financial information any other way.

2. We have reviewed your response to comment two of our letter dated April 11, 2006. Based upon your responses and your Form 10-K disclosure, it appears that the services/products offered by your Investment Banking unit and those provided by your business units that primarily offer sales and trading services are significantly different. The description provided in your supplemental response seems to focus on the shared nature of your production processes and resources used in your Capital Markets operating segments rather than the nature of the actual products and services. Please provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services are provided by trading execution services and your investment banking operating segments are similar. In light of your representation that you use an integrated sales force, tell us how your chief operating decision maker(s) determine trader bonuses and investment banker bonuses.

Nature of Service

Each product and service provided by the businesses within the Capital Markets reportable segment is focused on providing our customers with access to capital markets. We are brokers of financial transactions. For example, the services offered by our investment bankers in a capital markets transaction are similar to the services offered by a trader in a riskless principal transaction (for further detail please see Production Process section). Both services entail matching/brokering willing sellers of securities with willing buyers of those securities. Given our primary focus on growing and mid-sized companies and their investors and their needs for integrated, high level servicing, the business units within our Capital Markets reportable segment must work together to deliver the required products and services.

Each product and service provided by the businesses within the Capital Markets reportable segment also has similar risks. Specifically, sales and trading and investment banking are subject to similar market, operational, legal and compliance risks:

     Market Risk - In an underwriting of securities and principal trading of securities, we are subject to risk of loss that may result from a change in the value of financial instruments as a result of fluctuations in interest rates, credit spreads, equity prices and the correlation among them, along with the level of volatility. Similarly, in our sales and trading effort, should a security we purchase for later resale decrease in value before we resell we will incur losses. On a macro basis, if capital markets are active, both investment banking and sales and trading will likely see increased volumes of transactions.

     Operational Risk - Our trading execution and investment banking services are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies. In addition, the transactions we process have become increasingly complex. If any of our financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of both our trading execution and investment banking businesses, liability to clients, regulatory intervention or reputational damage.

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     Legal and Compliance Risk - Legal and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements. Trading execution and investment banking are subject to extensive regulation in the different jurisdictions in which we conduct our business. We must comply with various procedures designed to comply with regulatory requirements such as regulatory capital requirements, sales and trading practices, credit granting, collection activities, anti-money laundering and record keeping. These risks apply equally to all our businesses.

Trading execution and investment banking also have similar opportunities for growth. An increase in the volume of securities issuances, mergers and acquisitions or restructurings generally results in higher revenues from trading execution and investment banking. The performance of a particular department within the Capital Markets reportable segment oftentimes impacts the performances of other departments within the Capital Markets reportable segment.

Production Process

All departments within the Capital Markets reportable segment work together to provide services and products to our customers. These departments must work together not only to identify new clients and transactions for other departments, but also to assist with the execution of a particular transaction, whether it be an investment banking transaction or the trading of securities.

The production process for sales and trading operating and the investment banking businesses are similar as described below:

                                                   INVESTMENT BANKING BUSINESS                   SALES AND TRADING BUSINESS
                                                   ---------------------------                   --------------------------
EXAMPLE                                      IN INVESTMENT BANKING, JEFFERIES IS A        IN SALES AND TRADING, JEFFERIES IS A
TRANSACTION                                  BROKER PROVIDING A BUYER AND SELLER WITH     BROKER PROVIDING A BUYER AND SELLER WITH
                                             ACCESS TO CAPITAL MARKETS - Jefferies        ACCESS TO CAPITAL MARKETS ("RISKLESS
                                             acting as broker/managing underwriter is     PRINCIPAL TRANSACTION") - With a
                                             responsible for organizing the other         "riskless principal" dealer strategy,
                                             participating underwriters and the           Jefferies attempts to balance buy and
                                             selling group (Jefferies attempts to         sell transactions with different
                                             balance the buy and sell transactions).      institutional customers or other
                                             Jefferies negotiates the transaction         broker-dealers and earn the difference
                                             with the issuer of the security and          between the price paid on the purchase
                                             maintains the records of the                 (bid) and the price received on the sale
                                             underwriting group. The difference           (ask). The difference between the bid
                                             between the price to the public and that     and ask spread represents Jefferies'
                                             to the issuer, the gross underwriting        compensation for the risk and cost of
                                             spread, represents Jefferies' and the        buying and selling the security.
                                             selling group's compensation for the
                                             risk and cost of buying and selling the
                                             security.

                                                   SALES/PLANNING PHASE PROCESS                 SALES/PLANNING PHASE PROCESS
                                                   ----------------------------                 ----------------------------

I SALES PHASE                                Marketing - Investment Banking               Marketing - Sales professionals actively
                                             professionals actively market their          market their services and expertise
                                             services and expertise (service of           (service of bringing buyers and sellers
                                             bringing buyers and sellers together in      together in a capital markets
                                             a capital markets transaction) to            transaction) to current clients and
                                             prospective clients. The potential sale      prospective clients. This "sale-side"
                                             and underwriting of securities is            activity is marketed to Jefferies'
                                             marketed to Jefferies' institutional         institutional clients (financial
                                             clients (financial institutions, hedge       institutions, hedge funds etc.).
                                             funds etc.)

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
II NEW CUSTOMERS                             Due Diligence - The amount of due            New Accounts - A Sales and Trading
                                             diligence required to be done by             Manager is required to perform due
                                             Jefferies with a new customer in a           diligence on a particular
                                             particular transaction will vary based       transaction/customer whether they are
                                             on our history with the client, the type     buying or selling to ensure that
                                             of transaction and our overall comfort       Jefferies has learned the essential
                                             with the transaction. For example,           facts relative to the customer and types
                                             unless we are familiar with the key          of transactions that the customer is
                                             people involved, Jefferies has               planning to engage in and to assess the
                                             background checks done on any promoters,     risk to Jefferies in accepting the
                                             senior management or controlling             account (the Sales and Trading Manager
                                             stockholders for any capital-raising         "must know the customer"). If the
                                             transaction.                                 customer was previously unknown to
                                                                                          Jefferies, the Sales and Trading Manager
                                                                                          is required to determine how the account
                                                                                          was acquired and investigate the
                                                                                          account's references.

CONTRACTS                                    Engagement Letter - In general,              Trade Ticket - The trade ticket is an
                                             Jefferies will begin executing a             agreement (an executory contract)
                                             transaction once an engagement letter is     setting forth the important aspects of
                                             signed. The engagement letter discloses      the transaction (such as a description
                                             the critical terms of the engagement as      of the instruments, quantity, price,
                                             well as the potential fees ("spread") to     delivery terms, and so forth).
                                             be earned.

                                                         EXECUTION PHASE                              EXECUTION PHASE
                                                         ---------------                              ---------------
I RESEARCH                                   Research - Generally, investment bankers     Research - Sales and Trading both
                                             do not interact directly with research       interact with research analysts.
                                             analysts unless (a) the conversation         Research Analysts use a variety of
                                             between a research analyst and an            quantitative and qualitative tools in
                                             investment banker is intermediated by a      order to supplement the sales and
                                             member of the Compliance or Legal            execution phase of the capital markets
                                             Departments or (b) the analyst is            transaction and service customers who
                                             "brought over the wall." In connection       buy and sell securities.
                                             with an IPO, or any other offering for a
                                             company an equity research analyst who
                                             covers the applicable sector may be
                                             asked to help vet the opportunity.

II RISK                                      Risk Assessment - The Underwriting           Risk Assessment - Jefferies' Market Risk
                                             Assistance Committee ("UAC") approves        Committee is responsible for assessing,
                                             any investment banking transaction where     monitoring and reporting market risks
                                             Jefferies is acting as managing              inherent in dealer strategies. This
                                             underwriter. The UAC is made up of           Committee is also responsible for
                                             senior members of the investment banking     setting the position and risk-based
                                             business and Jefferies' legal                limits as well as establishing proper
                                             department. The UAC assesses the             procedures for the monitoring of
                                             potential market risk to Jefferies if a      policies on a daily basis.
                                             transaction is not fully sold.

III CAPITAL MARKET TRANSACTION               Buying and Selling Securities                Buying and Selling Securities ("Riskless
                                             ("Underwriting") - Jefferies assists a       Principal") - With a riskless principal
                                             corporation in making an offering by         dealer strategy, Jefferies attempts to
                                             first providing advice and counsel and       balance buy and sell transactions with
                                             then acting as a "middleman" in the sale     different customers or other
                                             of the securities. This "middleman"          broker-dealers and earn the difference
                                             function is served by Jefferies              between the price paid on the purchase
                                             Syndicate Group acting either as a           (bid) and the price received on the sale
                                             broker selling the securities on a "best     (ask). If Jefferies cannot
                                             efforts" basis or by underwriting the        simultaneously execute a buy and
                                             issue. If Jefferies acts as an               corresponding sell, Jefferies is at risk
                                             underwriter, it purchases the securities     to market volatility during the time
                                             from the issuing corporation and             between execution of the purchase and
                                             attempts to resell them at a profit, in      execution of the sale.
                                             a sense, acting as a dealer. Jefferies
                                             does not usually underwrite an offering
                                             alone; it forms with other investment
                                             banking institutions an underwriting
                                             syndicate. This enables the managing
                                             underwriter (Jefferies) to reduce its
                                             risk by engaging other members of the
                                             syndicate to purchase and resell
                                             securities.

IV TRADE AND SETTLEMENT                      Three Day Settlement Period - Payment        Three Day Settlement Period - Jefferies
                                             for underwritten securities must be made     executes various transactions from a
                                             on such date as Jefferies specifies,         trading perspective. These transactions
                                             normally the morning of the closing          usually involve at least two important
                                             date. The closing or settlement date is      dates. The date on which an agreement
                                             usually scheduled for the third business     (an executory contract) is entered into,
                                             day after the date of the offering to        setting forth the important aspects of
                                             conform to current practice of a             the transaction (such as a description
                                             three-business-day settlement period         of the instruments, quantity, price,
                                             between brokers, dealers, and their          delivery terms, and so forth), is
                                             investor customers for secondary market      commonly referred to as the trade date.
                                             transactions. Jefferies maintains the        The date on which the financial
                                             subscription records for the                 instrument is required to be delivered
                                             underwriting and receives from the           to the purchaser and consideration paid
                                             participating underwriters and members       is commonly referred to as the
                                             of the selling group reports of orders       settlement date.
                                             from their customers, so that it knows
                                             the status of the offering. The managing     On the trade date, the purchaser assumes
                                             underwriter maintains daily position         the risks and rewards of further changes
                                             listings of the entire issue and             in the value of the underlying financial
                                             ascertains the status of securities          instrument.
                                             subscribed to and whether they have been
                                             delivered to the participating               On the settlement date, the seller is
                                             underwriters.                                required to deliver and the purchaser is
                                                                                          required to pay for the financial
                                                                                          instrument.

V ACCOUNTING POLICY FOR REVENUE              Trade Date Basis - The fee revenue           Trade Date Basis - Risk, benefits, and
RECOGNITION (TRADE DATE BASIS)               relating to the underwriting commitment      economic potentials are created and
                                             is recorded when all significant items       conveyed at the trade date (that is, the
                                             relating to the underwriting cycle have      inception of the contract), which is
                                             been completed and the amount of the         when the major terms have been agreed to
                                             underwriting revenue has been                by the parties. In order to properly
                                             determined. This will generally be at        reflect the economic effects of purchase
                                             the point at which all of the following      and sale transactions for financial
                                             have occurred (which may or may not be       instruments (that is, to reflect the
                                             prior to the settlement date of the          assumption of the risks and rewards
                                             issue): (1) The issuer's registration        resulting from changes in the value of
                                             statement has become effective with the      financial instruments), broker-dealers
                                             SEC, or other offering documents are         should account for the changes in value
                                             finalized (as opposed to the closing or      relating to all proprietary transactions
                                             settlement date); 2) Jefferies has made      on a trade-date basis.
                                             a firm commitment for the purchase of
                                             the shares or debt from the issuer.

Integrated Sales Force and Trader Bonuses

The CODM determines annual discretionary bonuses on a variety of factors. They use allocated revenues earned for each business as one of the indicators of "value added" by a group or individual. "Allocated revenue" for a particular department includes revenues generated from that department as well as revenues allocated to that department. For example, the High Yield business manager's annual discretionary bonus is based on direct high yield trading revenue plus revenues arbitrarily allocated to the High Yield business due to capital market transactions. Total High Yield allocated revenue is comprised of investment banking, principal transactions and asset management product revenue. Of note, for the year ended December 31, 2005, 42% of

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the High Yield division's revenue was comprised of allocated investment banking product revenue. A sales and trading employee may receive a bonus based on allocated investment banking, principal transactions and allocated asset management revenue. An investment banking professional may be compensated based on allocated investment banking revenues, asset management referrals and credited revenues due from principal transactions.

3. We have reviewed your response to comment three of our letter dated April 11, 2006. Please tell us the specific line item in which the payments of additional consideration made during 2005 and 2006 are reported in your Consolidated Statements of Cash Flows.

Cash payments for additional contingent consideration are reflected in the line item "Increase in accrued expenses and other liabilities" as set forth in cash flows from operating activities in our Consolidated Statements of Cash Flows.



                                       8
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Jefferies Group, Inc. acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       9
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APPENDIX A -- HISTORICAL BUSINESS DATA

The following sets forth the dollar and percentage relative to net revenues of each business unit's contribution margin and operating income after charges for each of the last five years.

                                         2005    2004     2003    2002    2001
                                         -----   -----    ----    ----    ----
NET REVENUE

CAPITAL MARKET REPORTABLE SEGMENT
Equity                                     365     391     360     356     342
Investment Banking                       $ 351     243     139      81      76
High Yield                                 126     107      95      74      99
International                               91      87      71      57      64
Jefferies Execution                         50      63      55      64      37
Securities Lending                          29      22      25      20      17
Bonds Direct                                26      25      24      10       1
Convertible Securities                      20      41      33      35      39
Jefferies Financial Products                46       7       2      --      --

ASSET MANAGEMENT REPORTABLE SEGMENT         41      39       4       1      --

DIRECT EXPENSES

CAPITAL MARKET REPORTABLE SEGMENT
Equity                                   $ 272     293     273     262     263
Investment Banking                         240     179     117      81      75
High Yield                                  44      40      38      28      31
International                               63      59      49      56      64
Jefferies Execution                         45      58      50      55      37
Securities Lending                          10      10      11       9      17
Bonds Direct                                33      32      19      11       1
Convertible Securities                      12      16      14      14      39
Jefferies Financial Products                15       1      --      --      --

ASSET MANAGEMENT REPORTABLE SEGMENT         26      19       3      --      --

CONTRIBUTION MARGIN

CAPITAL MARKET REPORTABLE SEGMENT
Equity                                      25%     25%     24%     26%     23%
Investment Banking                          32%     26%     16%      0%      2%
High Yield                                  65%     63%     60%     62%     69%
International                               31%     32%     30%      2%      0%
Jefferies Execution                          9%      7%      9%     14%      1%
Securities Lending                          66%     55%     56%     54%      1%
Bonds Direct                               -28%    -28%     23%     -9%      9%
Convertible Securities                      41%     62%     59%     60%      0%
Jefferies Financial Products                67%     86%    100%     --      --

ASSET MANAGEMENT REPORTABLE SEGMENT         37%     51%     29%    100%     --

OPERATING INCOME AFTER CHARGES

CAPITAL MARKET REPORTABLE SEGMENT
Equity                                      47      39      33      54      79
Investment Banking                          60      23     (12)    (22)      1
High Yield                                  55      48      37      34      67
International                               10      12       5      (6)      5
Jefferies Execution                          4       2       3       6       3
Securities Lending                          16      11      15      10      10
Bonds Direct                                (9)      2       5      (1)     (3)
Convertible Securities                       2      20      14      18      20
Jefferies Financial Products                25      (1)      1      --      --

Asset Management Reportable Segment         15      20       2      --      --

NET OPERATING MARGIN

CAPITAL MARKET REPORTABLE SEGMENT
Equity                                      13%     10%      9%     15%     23%
Investment Banking                          17%      9%     -9%    -27%      1%
High Yield                                  44%     45%     39%     46%     68%
International                               11%     14%      7%    -11%      8%
Jefferies Execution                          8%      3%      5%      9%      8%
Securities Lending                          55%     50%     60%     51%     58%
Bonds Direct                               -33%      8%     22%    -10%   -273%
Convertible Securities                      10%     50%     42%     51%     51%
Jefferies Financial Products                54%    -14%     53%      0%      0%

ASSET MANAGEMENT REPORTABLE SEGMENT         37%     51%     48%      0%      0%

(dollars in millions)

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